Exhibit 99.4

Perdigão S.A.

Financial Statements
Year ended
December 31, 2005

(A translation of the original report in Portuguese containing financial statements prepared in accordance with accounting practices adopted in Brazil)

PERDIGÃO S.A. AND SUBSIDIARIES

BALANCE SHEETS

As of December 31, 2005 and 2004

(In thousands of Reais)

	Parent Company		Consolidated
	2005	2004	2005	2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	28	61	778,594	212,638
Short-term investments	—	—	39,088	51,025
Trade accounts receivable, net	—	—	555,708	524,430
Dividends and interest on shareholders´ equity receivable	70,788	39,143	—	—
Inventories	—	—	646,081	580,580
Recoverable taxes	22,053	11,993	83,232	90,781
Deferred income taxes	1,128	9	5,911	18,873
Other assets	298	240	79,993	65,831
	94,295	51,446	2,188,607	1,544,158
NON-CURRENT ASSETS:
Long-term investments	—	—	91,638	134,010
Trade accounts receivable, net	—	—	38,395	39,756
Recoverable taxes	—	—	18,198	27,663
Deferred taxes	138	238	47,220	31,710
Judicial deposits	—	—	17,761	16,307
Notes receivable	—	—	10,502	10,439
Other assets	—	4	3,729	665
	138	242	227,443	260,550
PERMANENT ASSETS:
Investments	1,199,549	961,583	15,616	488
Property, plant and equipment	—	—	1,106,726	918,479
Deferred charges	—	—	93,828	76,469
	1,199,549	961,583	1,216,170	995,436

Total Assets	1,293,982	1,013,271	3,632,220	2,800,144

	Parent Company		Consolidated
	2005	2004	2005	2004
LIABILITIES AND SHAREHOLDERS´ EQUITY
CURRENT LIABILITIES:
Short-term debt	—	—	548,664	706,824
Trade accounts payable	15	5	332,573	327,128
Payroll and related charges payable	696	477	102,815	84,335
Taxes payable	1,099	643	27,345	28,873
Dividends and interest on shareholder’s equity payable	59,007	37,603	59,007	37,603
Profit sharing of management and employees	—	—	37,956	32,154
Payable to subsidiaries companies	7,426	1,728	—	—
Other liabilities	15	—	21,550	18,971
	68,258	40,456	1,129,910	1,235,888
LONG-TERM LIABILITIES:
Long-term debt	—	—	1,125,374	464,697
Taxes and social charges payable	—	—	1,152	16,554
Deferred income taxes	—	—	19,465	1,882
Provisions for contingencies	509	509	133,524	111,003
	509	509	1,279,515	594,136
SHAREHOLDERS´ EQUITY:
Paid in Capital	800,000	490,000	800,000	490,000
Profits reserves	426,030	483,121	423,610	480,935
Treasury shares	(815)	(815)	(815)	(815)
	1,225,215	972,306	1,222,795	970,120

Total liabilities and shareholders’ equity	1,293,982	1,013,271	3,632,220	2,800,144

See accompanying notes to the financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME

As of December 31, 2005 and 2004

(In thousands of Reais, except earnings per share)

	Parent Company		Consolidated
	2005	2004	2005	2004
GROSS SALES:
Domestic sales	—	—	3,035,826	2,840,057
Export sales	—	—	2,837,471	2,727,234
	—	—	5,873,297	5,567,291
Sales deductions	—	—	(728,121)	(684,037)
NET SALES	—	—	5,145,176	4,883,254
Cost of sales	—	—	(3,685,910)	(3,532,385)

GROSS PROFIT	—	—	1,459,266	1,350,869
OPERATING INCOME (EXPENSES):
Selling expenses	—	—	(845,643)	(790,818)
General and administrative expenses	(1,332)	(1,222)	(56,897)	(54,116)
Management compensation	(3,483)	(2,834)	(9,506)	(7,652)
Financial income (expenses), net	4,028	5,698	(82,726)	(117,789)
Equity pick-up	360,962	284,754	—	—
Other operating income (expenses)	6	47	(8,911)	(8,579)
	360,181	286,443	(1,003,683)	(978,954)
OPERATING INCOME	360,181	286,443	455,583	371,915
Nonoperating expenses	(1)	(26)	(4,457)	(3,480)
PROFIT BEFORE TAXES AND PARTICIPATIONS	360,180	286,417	451,126	368,435
Income tax and social contribution	1,018	(7)	(62,528)	(47,334)
Employees’ profit sharing	—	—	(22,777)	(19,060)
Management profit sharing	—	—	(4,857)	(6,422)
NET INCOME	361,198	286,410	360,964	295,619
Earnings per share outstanding at the end of the year - R$	8.12	6.43	—	—

See accompanying notes to the financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

As of December 31, 2005 and 2004

(In thousands of Reais)

	Capital	Profit reserves	Treasury shares	Retained earnings	Total
BALANCES AS OF DECEMBER 31, 2003	490,000	285,397	(815)	—	774,582
Net income for the year	—	—	—	286,410	286,410
Appropriation of net income:
Legal reserve	—	14,320	—	(14,320)	—
Reserve for capital increase	—	57,282	—	(57,282)	—
Reserve for expansion	—	126,122	—	(126,122)	—
Dividends and interest on shareholders’ equity - R$1,99254 per share outstanding at year-end	—	—	—	(88,686)	(88,686)
BALANCES AS OF DECEMBER 31, 2004	490,000	483,121	(815)	—	972,306
Capital increase with reserves	310,000	(310,000)	—	—	—
Net income for the year	—	—	—	361,198	361,198
Appropriation of net income:
Legal reserve	—	18,060	—	(18,060)	—
Reserve for capital increase	—	72,240	—	(72,240)	—
Reserve for expansion	—	162,609	—	(162,609)	—
Dividends and interest on shareholders’ equity - R$2,43297 per share outstanding at year-end	—	—	—	(108,289)	(108,289)
BALANCES AS OF DECEMBER 31, 2005	800,000	426,030	(815)	—	1,225,215

See accompanying notes to the financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION

As of December 31, 2005 and 2004

(In thousands of Reais)

	Parent Company		Consolidated
	2005	2004	2005	2004
SOURCES:
From operations (see below)	336	1,427	501,365	434,710
From long-term financing	—	—	975,626	345,565
Transfer from non-current to current assets	—	—	132,414	142,935
Disposal of property, plant and equipment	—	—	12,567	15,796
Loans from subsidiary	-	5,641	—	—
Dividends and interest on shareholders’ equity	123,000	92,763	—	—
Other	4	26	1,068	12,244
	123,340	99,857	1,623,040	951,250
APPLICATIONS:
Transfer from long-term to current liabilities	—	—	314,270	525,840
Long-term investments	—	—	106,945	295,402
Investment	4	—	23,106	—
Property, plant and equipment	—	—	266,293	110,547
Deferred charges	—	—	35,215	19,359
Dividends and interest on shareholders’ equity	108,289	88,686	108,289	88,686
Other	—	—	18,495	15,604
	108,293	88,686	872,613	1,055,438
INCREASE (DECREASE) IN WORKING CAPITAL:	15,047	11,171	750,427	(104,188)
CHANGES IN WORKING CAPITAL:
At the beginning of the year	10,990	(181)	308,270	412,458
At the end of the year	26,037	10,990	1,058,697	308,270
Increase (decrease) in working capital	15,047	11,171	750,427	(104,188)
OPERATING RESOURCES:
Net income for the year	361,198	286,410	360,964	295,619
Depreciation, amortization and depletion	—	—	117,343	105,271
Deferred and recoverable taxes	100	3	11,749	11,552
Decrease of provisions for contingencies	—	—	(13,904)	398
Net financial charges on long-term items	—	(232)	36,644	22,279
Equity pick-up	(360,962)	(284,754)	—	—
Result from disposal and write-off of permanent assets	—	—	(2,896)	904
Other	—	—	(8,535)	(1,313)
	336	1,427	501,365	434,710

See accompanying notes to the financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2005 and 2004

(In thousands of Reais)

1.         THE COMPANY AND ITS PRINCIPAL OPERATIONS

The main activities engaged in by Perdigão S.A. and its subsidiaries (“the Company”) are the raising, production and slaughter of poultry (chicken, Chester®, turkey and others) and pork; processing and/or sale of meats, frozen pasta, frozen vegetables and soybean derivatives. At the end of 2005, the Company entered the beef business and the sale of margarines through third-parties that will produce these products by request.

Crossban Holdings GMBH (Crossban) with headquarters in Austria is the Holding Company for Perdigão’s international subsidiaries and is responsible for international investments. Crossban controls the following operative companies: Perdigão International Ltd., Perdix International Foods Comércio Internacional Lda, Perdigão Ásia Pte Ltd, Perdigão France SARL and Perdigão Nihon K.K..

Perdigão Agroindustrial S.A. and Perdigão Export Ltd. are directly controlled in full and companies Perdigão UK Ltd., Perdigão Holland B.V., Crossban Holdings GmbH., PRGA Participações Ltda., Perdigão Mato Grosso Rações Ltda. and Perdigão Agroindustrial Mato Grosso Ltda., are indirectly controlled in full by Perdigão S.A..

The wholly indirect owned subsidiaries PDA Distribuidora de Alimentos Ltda, Highline International Ltd., Perdigão Trading S.A. and BFF International Ltd. are not currently operating.

2.         BASIS FOR PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

The Company’s financial statements are presented in Brazilian Reais and are prepared in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which is based on the Brazilian Corporate Law (Law No. 6,404/76, as amended), the rules and regulations issued by the “Comissão de Valores Mobiliários” - CVM, or the Brazilian Securities Commission, and the accounting standards issued by the IBRACON - “Instituto dos Auditores Independentes do Brasil”, or the Brazilian Institute of Independent Auditors.

In order to provide additional information, a statement of cash flow is presented in Note 19 in accordance with the Accounting Norms and Procedures - NPC 20 issued by IBRACON -  the Brazilian Independent Accountants Institute.

3.         MAIN ACCOUNTING PRACTICES

a)              Consolidated: the consolidated financial statements include the Company’s financial statements and the financial statements of the directly and indirectly held subsidiaries where the Company has control. All intercompany transactions were eliminated upon consolidation. As all the subsidiaries are wholly-owned there are no minority interests holders.

b)             Cash and Cash equivalents: comprises of cash in hands and in banks and highly liquid investments on fixed income funds and / or securities with maturity date of 90 days or less (Note 4).

c)              Short and Long-Term Investments: includes public and private fixed income titles. Stated at cost, plus income earned and adjusted to market value, if lower, in case of permanent losses (Note 5). The market value is released at Note 17 (e).

d)             Trade Accounts Receivable: stated net of provision for doubtful accounts, which was constituted based on the analysis of the risks and forecast for their realization, being considered sufficient by the Company management to cover possible losses on receivables (Note 6).

In 2003 the Company created a Credit Rights Investment Fund (Fundo de Investimento em Direitos Creditórios-FIDC), through which it negotiates part of its trade accounts receivable originated in the domestic market. According to the CVM - Comissão de Valores Mobiliários (Brazilian Securities Commission) Instruction n. 408/2004 the Company consolidated the FIDC in the financial statements at December 31, 2005.

e)              Inventories: stated at average acquisition or formation costs, not exceeding market value or realizable value. Inventories of grain purchased under a “price to set basis” are stated at their market value on the closing date of the balance sheet, against a provision of the amount payable to the supplier. Grain purchased under a “price to set basis” that are used in the manufacturing process are valued on the date of utilization at their market value and any adjustments made after the utilization date are accounted for as income/expenses, against the trade accounts payable (Note 7).

f)                Taxes and contributions on income: in Brazil these are the corporate income tax (IRPJ) and the social contribution on net income (CSLL), which are calculated based on taxable income in accordance with legislation and tax rates in effect. Results from subsidiaries abroad are subject to taxation in their respective countries, according to local tax rates and regulations (Note 9).

Deferred taxes represent the income tax loss carry forwards and negative social contribution (CSLL), as well as the temporary differences between tax bases and accounting bases. Deferred income tax and social contribution assets and liabilities were recorded in current or non-current assets and liabilities according to their probability of realization. When the probability of future utilization of these credits is remote, a valuation allowance is provided for these deferred taxes assets.

g)             Investments: the investments in subsidiaries are accounted for under the equity method and eliminated upon consolidation. The other investments are stated at acquisition cost and reduced to market value, when applicable (Note 10).

h)             Property, Plant and Equipment: stated at acquisition or construction cost, monetarily restated until December 31, 1995, and further adjusted by revaluation, based on evaluation reports issued by independent appraisers, less accumulated depreciation. Since 1997, according to specific instruction issued by CVM, the Company has capitalized interest incurred in financing the construction of certain fixed assets. Depreciation is calculated using the straight-line method, based on the rates set forth in Note 11 (depletion based on utilization), and charged to production costs or directly to operating expenses as the case may be.

i)                 Deferred charges: consist mainly of costs incurred during development, construction and implementation of projects that will benefit the Company in future years. Charges are amortized over the estimated period during which these projects are contributing to the Company’s income. Deferred charges also include goodwill resulting from acquisitions of subsidiaries.

j)                 Goodwill resulted from companies’ acquisitions: the goodwill recorded represents the difference between the amount paid and the investment carrying amount at the acquisition date.

k)              Provisions for contingencies: Calculated based on an individual analysis of the contingencies, taking into account risks and estimates of probable losses (Note 15).

l)                 Derivative Financial Instruments: these are measured using the accrual method and unrealized gains/losses are recorded at each balance sheet (Note 13). Unrealized and realized gains and losses on such financial instruments are recognized as financial income/expense and the derivatives market value are disclosures on Note 17(e).

m)           Revenues Recognition: revenue is recognized at the time when the products are delivered.

n)             Profit sharing of management and employees: the employees and management are entitled to profit sharing based on certain goals, established and agreed upon yearly.  The amount is accrued in the period in which it the goal is attained and profits are achieved (Note 22).

o)             Shipping and handling costs: costs incurred related to goods not yet sold are recognized as prepaid expenses and appropriated as selling expenses upon the actual delivery of the goods to the customer, and the revenue recognized on the results. The shipping and handling costs amounted at R$531,552 (R$497,778 by 2004).

p)             Advertising and sales promotion costs: the advertising and sales promotion costs are recognized when incurred and amounted at R$46,380 (R$42,381 by 2004).

q)             Research and development (R&D): consists mainly of internal research and development of new products recognized when incurred on financial statements. The total amount of R&D expenses was R$6,335  (R$6,450 by 2004).

r)                Earnings per share: calculated based on shares outstanding at the balance sheet date.

s)              Translation of Foreign Currency: all assets and liabilities of foreign subsidiaries are translated to Reais based on the exchange rate used on the closing date of the balance sheets, and all income statements are based on the average monthly rates. The gains or losses resulting from this conversion are accounted for in financial income (expenses), net (Note 18).

The exchange rates in Reais on the closing date of translated balance sheets were as follows:

	December 31,
	2005	2004
US$ Dollar	2.3407	2.6544
Euro (€)	2.7691	3.6195
Pound (£)	4.0220	5.1258

t)                Use of estimates: in preparing the financial statements in accordance with accounting practices adopted in Brazil, the Company makes certain estimates and assumptions that affect the reported amounts of assets and liabilities shown in the balance sheet, and the reported amounts of revenues, costs and expenses for the periods presented. Although these estimates are based on management’s best available knowledge, actual results could differ from those estimates.

u)             Reclassifications: some reclassifications were made in the financial statements of the previous year to adjust them to the 2005 presentation. In terms of balance sheet the most relevant changes were (i) consolidation of the FIDC; (ii) treatment of the advances on export contracts (ACE’s) as loans and financing and (iii) redefinition of available funds as “cash and cash equivalents”, including not only cash in hand and bank deposits but also some investments (see Note 3 (b)). Regarding the income statements, the effects of exchange gains/losses over investments abroad were reclassified from equity accounting income to financial revenues (expenses) (Note 18).

4.         CASH AND EQUIVALENTS

	Parent Company		Consolidated
	2005	2004	2005	2004
Local currency:
Cash and banks	28	61	23,117	11,743
Highly liquid investments	—	—	112,208	105,008
	28	61	135,325	116,751
Foreign currency (mainly US$):
Cash and banks	—	—	935	606
Highly liquid investments	—	—	642,334	95,281
	—	—	643,269	95,887
	28	61	778,594	212,638

5.         SHORT AND LONG TERM INVESTMENTS - CONSOLIDATED

	2005	2004
Bank Deposit Certificates - CDB, denominated in Reais maturing in 2006	19,655	34,345
Brazilian Treasury Notes:
- Prefixed and postfixed interest denominated in Dollar, maturing up to 2009	92,695	103,301
- Prefixed interest, denominated in Euro, maturing in 2006	4,407	5,777
American Treasury Notes, denominated in Dollar, maturing up to 2014	—	26,052
National Treasury Bill, denominated in Reais	13,969	15,560
	130,726	185,035

Short-term	39,088	51,025
Long-term	91,638	134,010

6.         TRADE ACCOUNTS RECEIVABLE - CONSOLIDATED

	2005	2004
Short-term
Trade accounts receivable	559,019	527,320
(-) Provision for doubtful accounts	(3,311)	(2,890)
	555,708	524,430

Long-term
Trade accounts receivable	22,308	22,165
(-) Provision for doubtful accounts	(11,806)	(11,726)
	10,502	10,439

The trade accounts receivable balance includes R$ 99,285 (R$ 80,810 as of December 31, 2004) related to receivables sold to FIDC that has been consolidated.

The provision for doubtful accounts of domestic customers is calculated based on historical losses of receivable balances over the last years. For foreign customers the analysis is made on an individual customer basis. The Company uses selection and analyses procedures for credit limits and, in general, does not require collateral from its customers. In case of default, collection efforts are made, including direct contact with customers and the use of outside collection agencies. If these efforts are not successful, legal action is considered, the accounts are reclassified as non-current accounts receivable and allowance for doubtful accounts is recorded.

The changes on the provision for doubtful accounts are as follows:

	2005	2004
Balance at beginning of year	14,616	20,446
Provision	4,586	3,126
Write-offs	(4,085)	(8,956)
Balance at end of year	15,117	14,616

7.         INVENTORIES - CONSOLIDATED

	2005	2004
Finished goods	194,859	185,639
Goods-in-process	23,732	22,128
Raw materials	61,292	37,449
Secondary material and packing	87,661	82,365
Livestock (poultry, turkey and hogs)	262,804	243,537
Advances to suppliers and imports in transit	15,733	9,462
	646,081	580,580

8.         RECOVERABLE TAXES

	Parent Company		Consolidated
	2005	2004	2005	2004
State VAT (ICMS tax)	—	—	56,341	26,782
Income Tax and Social Contribution	22,053	11,993	33,328	48,293
PIS/COFINS	—	—	1,967	34,726
IPI Tax	—	—	6,197	6,242
Others	—	—	3,597	2,401
	22,053	11,993	101,430	118,444

Current	22,053	11,993	83,232	90,781
Non-current	—	—	18,198	27,663

ICMS - Tax on the Circulation of Goods and Services (State VAT): due to its export revenues, the Company accumulates tax credits which are offset against tax debts generated by the sales in the domestic market, or transferred to third parties;

Withholding Income Tax and Social Contribution: corresponds to withholding tax on investments and on interest over Company’s capital by the parent company, which is offset against federal taxes payable;

PIS/COFINS: credits mainly related to the non-cumulative calculation of the PIS tax, effective since December, 2002 and COFINS, as from February 2004, which are offset against other federal taxes.

9.         TAXES AND CONTRIBUTIONS ON INCOME

a)              Income Tax and Social Contribution on Net Income:

	Parent Company		Consolidated
	2005	2004	2005	2004
Profit before income tax, social contribution and profit-sharing	360,180	286,417	451,126	368,435
Tax rate	34%	34%	34%	34%
Expense at nominal rate	(122,461)	(97,382)	(153,383)	(125,268)
Adjustment of taxes and contributions on:
Statutory profit sharing	—	—	7,744	7,058
Interest over company’s capital	816	637	32,232	25,842
Equity pick-up	122,727	96,816	(23,075)	(8,841)
Difference of tax rates on foreign earnings from subsidiaries abroad	—	—	70,307	53,811
Non tributary receivables	—	—	2,824	409
Other adjustments	(64)	(78)	823	(345)
Effective benefit (expense)	1,018	(7)	(62,528)	(47,334)

Current income taxes	—	(13)	(59,826)	(24,430)
Deferred income taxes	1,018	6	(2,702)	(22,904)

The consolidated operational result before the subsidiaries abroad taxes are as follows:

	2005	2004
Earnings before income taxes of subsidiaries abroad	239,679	179,206
Current income taxes of subsidiaries abroad	(2,387)	(11,433)
Deferred income taxes of subsidiaries abroad	(8,797)	(2,940)

b)   Deferred Income Tax and Social Contribution are as follows:

	Parent Company		Consolidated
	2005	2004	2005	2004
Tax losses carry forwards (IRPJ)	673	—	2,637	11,020
Negative calculation bases (CSLL)	274	9	2,743	7,853
Temporary differences:
Provisions for contingencies	11	10	31,487	14,106
Other temporary differences	308	228	(1,968)	5,271
Realizable revaluation reserve	—	—	(318)	(402)
Accelerated depreciation, with incentives	—	—	(915)	(1,480)
	1,266	247	33,666	36,368

Current asset	1,128	9	5,911	18,873
Non-current assets	138	238	47,220	31,710
Current and long-term liabilities	—	—	19,465	14,215

In Brazil, the tax return is subject to review by fiscal authorities for a five-year period from the return date. The Company could be subject to additional tax, fine and interest collection. The Crossban and others subsidiaries abroad results are subject to local taxes according to tax rates and local rules.

The Company’s management expects that deferred tax credits, constituted on tax losses and negative basis of social contribution, should be fully realized up to 2006.

Tax credits constituted on the provisions for contingencies will be realized as the lawsuits are settled and, consequently, there are no estimates for realization; thus, they are classified as long-term.

10.  INVESTMENTS

a)              Investments in subsidiaries – Parent Company

	Perdigão Agroindustrial	Perdigão Export	Total
	S.A.	Ltd.	2005	2004
Paid in capital	780,000	23	—	—
Net income accumulated in the period	352,656	—	—	—
Net equity of the subsidiary	1,199,541	—	—	—
Shares owned by Perdigão S.A.	1,199,541	—	1,199,541	961,579
Investment before equity method	961,579	—	961,579	769,588
Dividends and interest over company’s capital	(123,000)	—	(123,000)	(92,763)
Equity pick-up	360,962	—	360,962	284,754
Subventions and tax incentives(*)	8,306	—	8,306	1,203
Equity method investment	352,656	—	352,656	283,551

(*) Tax incentives are recorded directly to the capital reserve account of the company to which they are granted; on the consolidated balance sheet, such incentives are classified as other operating income.

b)             Goodwill on investments acquisition - Consolidated

2005
Acquisition of Frigorífico Nova Mutum, on June 20, 2005 (i)	13,731
Acquisition of Incubatório Paraíso, on December 1, 2005 (ii)	1,441
15,172

(i) Acquired for R$5,850, 100% of the representative quotas of Mary Loize Indústria de Alimentos Ltda. and Mary Loize Indústria e Comércio de Rações Ltda., renamed respectively as Perdigão Agroindustrial Mato Grosso Ltda and Perdigão Mato Grosso Rações Ltda, both at Nova Mutum - Mato Grosso state.

(ii) Acquired for R$2,080, with a goodwill of R$1,441, the Incubatório Paraíso Ltda., located at Jataí - Goiás state.

c)              Other investments

Other investments related to the parent company amounted to R$8 (R$4 as of December 31, 2004) and the consolidated amount R$444 (R$488 as of December 31, 2004).

11.  PROPERTY, PLANT AND EQUIPMENT - CONSOLIDATED

	Annual deprec.	Costs value		Residual value
	rate (%)	2005	2004	2005	2004
Buildings and betterments	4 to 10	630,858	538,157	463,818	391,859
Machinery and equipment	10 to 20	700,926	625,411	368,927	342,712
Electric and hydraulic installations	10	73,177	58,328	47,082	39,171
Forests and reforestations	various	24,541	21,090	18,720	16,890
Other	10 to 20	26,477	22,782	14,846	12,481
Land		87,524	87,035	87,524	87,035
Construction in progress		95,197	14,396	95,197	14,396
Advances to suppliers		10,612	13,935	10,612	13,935
		1,649,312	1,381,134	1,106,726	918,479

During 2005, the Company capitalized interest of R$5,772 related to constructions in progress. The interest is capitalized until the transfer from construction in progress to operating fixed assets, when the depreciation starts.

The investments foreseen in the capital expenditure budget for 2006, approved by the Company’s management and shown below, will be carried out with the Company’s own resources and loans obtained from financial institutions.

New projects in the industrial plants, agribusiness and sales areas	242,906
New industrial complex in Mineiros-Goiás (Araguaia Project)	62,315
Automation, production and improvement projects for the industrial plants, sales and administrative areas	135,605
440,826

12.  DEFERRED CHARGES - CONSOLIDATED

	Annual amort.	Costs value		Net value
	rate (%)	2005	2004	2005	2004
Preoperating expenses
Shared Service Center Perdigão - CSP	20	18,692	6,193	17,062	6,193
Rio Verde - GO	10	59,354	59,354	37,547	43,482
Others	10 to 20	3,206	251	3,070	251
Software development
Implementation of integrated management systems	20	12,953	14,686	5,986	8,073
Development of the system “Atendimento Total Perdigão – ATP”	—	20,605	6,137	20,605	6,137
Others	various	13,827	10,939	8,506	8,054
Goodwill on business acquisition (*)	20	18,888	18,888	1,052	4,279
		147,525	116,448	93,828	76,469

(*) Refers to the goodwill on the acquisition of Frigorífico Batávia S.A., incorporated by Perdigão Agroindustrial S.A., with fully amortization in 2006 based on future profitability.

13.  SHORT-TERM DEBT - CONSOLIDATED

Funding line	Annual charges (%)	2005	2004
Local currency:
Production	8.75%	101,574	86,278

Foreign currency:
Net swap balance	% CDI vs ev (US$ and other currencies)	8,858	29,258
Working capital	(3.47% in 12.31.04 + ev (US$)	—	26,549
Advance on export contracts (ACC and ACE)	4.79% (2.90% in 12.31.04 + ev (US$)	158,928	215,830
		167,786	271,637
Sub-total		269,360	357,915
Current portion of long term debt		279,304	348,909
Total short-term debt		548,664	706,824

The production operations are funded with a maximum maturity of 360 days and have no guarantees.

The advances on export contracts (“ACC’s”) are liabilities with Brazilian banks, with up to 360 days maturity dates, payable through the exports of products. After the Company delivers the export documents to the funding banks, these liabilities are denominated ACE’s and are finally written off only when full payment has been made by the customer abroad. ACE’s were classified as a reduction to trade accounts receivable up to preparation of the interim financial statements for September 30, 2005; after that they were reclassified as loans, in order to improve presentation of information and for consistency of Brazilian accounting practices with international practices.

14.  LONG-TERM DEBT - CONSOLIDATED

Funding Line	Annual Charges (%)	2005	2004
Local currency:
Working capital	5.10% (4.05% on 12.31.04)	81,523	195,238
FIDC senior quotes	95% CDI	90,083	76,362
Property, plant and equipment	1.98% (2.08% on 12.31.04 +TJLP)	67,870	105,313
Debentures	6.00% (6.00% on 12.31.04 +TJL)	41,776	55,575
		281,252	432,488
Foreign currency (mainly U.S. dollar):
Working capital	5.81% (4.69% on 12.31.04 + e.v. (US$ and other currencies)	515,537	144,773
Export prepayment	5.46% (6.30% on 12.31.04+e.v.(US$)	602,882	208,979
Advance on export contract (ACC)	(3.11% on 12.31.04 + e.v. (US$)	—	18,700
Property, plant and equipment	9.76% (11.00% on 12.31.04 + e.v. (US$ and other currencies)	5,007	8,666
		1,123,426	381,118
Total		1,404,678	813,606
Current portion of long-term debt		(279,304)	(348,909
Long-term debt		1,125,374	464,697

Long-term installments have the following maturity dates:

Years
2007	95,602
2008	414,879
2009	180,962
2010	335,675
2011 to 2043	98,256
1,125,374

The Company issued 81,950 single debentures, fully paid-up between June 30, 1998 and November 21, 2000, to the National Bank for Economic and Social Development (BNDES) at the nominal unit value of R$ 1 and redemption term from June 15, 2001 to June 15, 2010; as of December 31, 2005, 50,195 debentures were redeemed.

Loans in the amount of R$77,669 are guaranteed by chattel mortgage and R$7,167 are guaranteed by statutory lien of assets acquired under loan.

The loans for working capital and exports prepayment in foreign currency contain default clauses that, if not filled, might anticipate some operations maturity dates. Besides, there is exports prepayment operation with notional principal of R$117.035 in December 31, 2004. These clauses are related mainly to the Company attendance of certain financial indicators (net debt over EBITDA not lower than 3.5 and net debt over shareholders’ equity not lower than 1.5. Net debt represents total debt less cash and banks and highly liquid investments). In December 31, 2005 all these conditions had been attended by the Company.

15.  COMMITMENTS AND CONTINGENCIES – CONSOLIDATED

a)              Provision for passive contingencies

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”. The provision constituted by the Company in its financial statements relating to such proceedings fairly reflects the probable estimated losses as decided by the Management, based on the analysis of its legal counsel.

For all legal disputes currently in progress, the Company and its subsidiaries have judicial deposits totaling R$17,761 (R$16,307 as of December 31, 2004), which are recorded as non-current assets.

The Company is involved in some judicial procedures the values of which, in case of losses, are not known nor are they fairly estimated, especially in the civil area.

Provisions for contingencies were constituted as follows:

	2005	2004
Tax (a)	112,927	92,431
Labor lawsuits (b)	16,273	11,144
Civil, commercial and others (c)	4,324	7,428
	133,524	111,003

(i)    Of the total tax contingencies provisioned on December 31, 2005, R$49,257 (R$37,743 as of December 31, 2004) were related to actions regarding the IRPJ and CSSL taxes, particularly credits related to the special adjustment for inflation (Real Plan) and full deductibility of tax losses; these matters were the object of judicial dispute but until that date were not recognized in the highest court of the judicial realm.

The Company is challenging also the increase in rates and calculation base of the PIS and COFINS taxes and established a provision of R$31,940 (R$30,549 as of December 31, 2004) referring to these taxes. Part of the contingency provision, in the amount of R$15,638 refers to the increase in the calculation base during effectiveness of Law 9718/96, regarding which a favorable sentence was obtained by another Brazilian taxpayer. The management will reverse this contingency as soon as this sentence becomes a resolution of the Senate, or when the lawsuit of the Company is passed in rem judicatam.

The Company has a provision for a contingency in the amount of R$11,126 (R$3,886 as of December 31, 2004) regarding a judicial action for nonpayment of the CPMF charge on the income from exports.

The other tributary contingencies refer to the judicial claims against the following tax payments: ICMS – Imposto sobre Circulação de Mercadorias e Serviços (a value-added tax on sales and services), SEBRAE – Serviço Brasileiro de Apoio às Micro e Pequenas Empresas and Funrural, in an amount of R$20,604 (R$20,253 as of December 31, 2004).

(ii)   The Company and its subsidiaries have 973 individual labor claims in progress totaling R$219,832 (755 individual claims totaling R$157,431 as of December 31, 2004), mainly related to overtime and salary inflation adjustments demanded for the periods prior to the institution of the Real (R$). These are lawsuits relating to occupational diseases or work-related accidents resulting from working in the Company’s plants. Based on past history of payments and on the opinion of the Company’s legal counsel, the provision of R$16,273 (R$11,144 as of December 31, 2004) is deemed sufficient to cover possible losses.

In view of certain changes in the judiciary that took place in 2005, various lawsuits related to occupational diseases and workmen’s compensation that was judged in the civil realm have now migrated to the labor realm. Consequently, the provision for losses related to these cases, which until 2004 were recorded as civil contingencies, now is recorded as labor contingencies.

(iii)  Civil contingencies are mainly related to lawsuits referring to traffic accidents, property damage, physical casualties and others. There are 596 cases totaling R$73,072 and there are individual claims in amounts up to R$25,061 (610 cases totaling R$65,548 with individual claims of up to R$24.766 as of December 31, 2004) for which the provision for losses, when applicable, is based on the opinion of the Company’s legal counsel.

b)              Contingent Assets

The Company has started legal actions to claim the recovery of various taxes deemed unconstitutional by management and legal counsel. The most relevant claim refers to IPI tax credits. These assets will be recognized by the Company only when a final sentence has been rendered.

c)              Contractual Purchase Commitments

In the ordinary course of business, the Company enters into certain purchase agreements with third parties for acquisition of raw materials, mainly corn, soybeans and hogs. As of December 31, 2005, such firm commitments amounted to R$120,721(R$228,046 as of December 31, 2004).

d)              Rents and Leases

The Company enters into various lease agreements, all of which are considered operational leases. Expenses with rents and leases in 2005 totaled R$20,784 (R$21,334 as of December 31, 2004) and future commitments can be summarized: R$ 8,513 in 2006, R$ 5,281 in 2007, R$1,038 in 2008, R$ 1,038 in 2009 and R$5,711 in 2010 and later.

16.  SHAREHOLDERS’ EQUITY

a)   Capital Stock

As of December 31, 2005, the capital was represented by 44,652,384 registered, no-par value shares, of which 15,471,957 are common shares and 29,180,427 are preferred shares. Foreign investors hold 27,308 common shares (36,208 on December 31, 2004) and 11,740,719 preferred shares (7,213,421 on December 31, 2004) of which 1,299,162 preferred shares (1,598,360 on December 31, 2004) are represented by 649,581 (799,180 on December 31, 2004) American Depositary Receipts - ADRs.

The Company has 143,495 treasury shares, acquired in previous fiscal years with funds from income reserves, at an average cost of five Reais and sixty-eight cents (R$5.68) per share, for future sale or cancellation.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 60,000,000 shares, of which 20,040,000 are to be common shares and 39,960,000 preferred shares.

The ordinary and extraordinary general shareholders meeting held on April 29, 2005, approved the increase of the capital stock from R$490,000 to R$800,000 without issuance of new shares, through the incorporation of the following reserves: legal reserve - R$17,000; reserve for expansion - R$207,083 and fund for capital increase - R$85,917.

b)   Appropriation of income

According to the Company’s bylaws and Brazilian Corporate Law, the proposed distribution of net income by the management, subject to the approval of the shareholders’ general meeting is as follows:

b.1) Legal reserve: 5% of the net income for the year, limited to 20% of the capital stock.

b.2) Dividends and interest on shareholders’ equity: Corresponds to 31.6% of net income adjusted by legal reserve. Article 9 of Law No. 9,249, dated December 26, 1995, allowed to deduct from the profits, for income tax and social contribution purposes, the interest on shareholders’ equity paid or credited to the shareholders, provided such interest is calculated on shareholders’ net equity based on the long-term interest rate (TJLP) in effect for the year.

b.3) Reserve for capital increase: 20% of the net income for the year limited to 20% of the capital stock.

b.4) Reserve for expansion: destination of the remaining income, based on the budgeted CAPEX.

Proposed distribution of net income by the management and composition of reserve balances:

	Limit
	over
	capital	Income appropriation		Balance of reserves
	stock %	2005	2004	2005	2004
Interest on shareholders’ equity	—	94,800	76,005	—	—
Dividends	—	13,489	12,681	—	—
Legal reserve	20	18,060	14,320	40,336	39,276
Reserve for capital increase	20	72,240	57,282	72,240	85,917
Reserve for expansion	80	162,609	126,122	313,454	357,928
		361,198	286,410	426,030	483,131

c)   Composition of the capital stock

The position of the controlling shareholders who are part of the shareholders’ agreement and/or are holders of more than 5% of the voting capital as of December 31, 2005, is as follows:

	Common shares	%	Preferred shares	%
PREVI - Caixa Prev. Func. Bco Brasil	2,865,317	18.52	3,972,428	13.61
Fund. Telebrás Seg. Social - SISTEL	2,766,914	17.88	95,830	0.33
PETROS - Fund. Petrobrás Seg. Soc.	2,255,562	14.58	2,679,561	9.18
FAPES (Fund. Assist. Prev. Soc.) - BNDES	2,040,884	13.19	—	—
Weg S.A. (*)	1,566,862	10.13	1,768,172	6.06
REAL GRANDEZA Fundação de A.P.A.S.	1,579,469	10.21	—	—
Bradesco Vida e Previdência S.A. (*)	1,156,411	7.47	100.000	0.34
VALIA - Fund. Vale do Rio Doce	303,609	1.96	1,544,786	5.29
Previ - Banerj	514,805	3.33	151,060	0.52
	15,049,833	97.27	10,311,837	35.34
Others	—	2.73	18,868,590	64.66
	15,471,957	100.00	29,180,427	100.00

(*)Shareholders outside the shareholders’ agreement.

In the shareholders’ agreement established on October 25, 1994 between the controlling pension funds that hold 79.67% of common shares and 28.94% of preferred shares, it was agreed that they would consult each other in advance about exercising their voting rights.

In the general extraordinary meeting held on December 17, 2002, “tag along” rights were approved, which give preferred shares the right to be included in a public offering related to the transfer of control, assuring them the minimum price of eighty percent (80%) of the amount paid per voting share of the controlling block of shares.

d)   Dividends and Shareholders’ Rights

Preferred shares have priority in any reimbursement of capital in case of liquidation of the Company, but they do not have voting rights. All shares are equally entitled to a minimum dividend of 25% of the net income, adjusted in accordance with legislation. If the Company fails to distribute a minimum dividend of 25% of the net income to the shareholders, the preferred shares shall have the right to a minimum cumulative dividend of RS$0.001 per thousand of shares.

e)   Reconciliation of Shareholders’ Equity and operating results for the period (Parent Company and Consolidated)

The difference between the parent company and the consolidated refers to the elimination of unrealized profit in operations with subsidiaries in the amount of R$2,420 (R$2,186 as of December 31, 2004) in the shareholders equity and R$234 (R$9,209 as of December 31, 2004) in the fiscal year results.

17.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - CONSOLIDATED

a)         Overview

In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange and commodities prices. The Company has established policies and procedures to manage such exposure and may enter into derivative instruments to mitigate these risks impacts. Such procedures include the monitoring of the

Company’s levels of exposure to each market risk, including an analysis based on net equity exposure and a forecast of future cash flows.

b)   Interest rate risk management

Interest rate risk is the risk whereby the Company may incur economic losses due to adverse changes in interest rates. This exposure to interest rates risk relates mainly to changes in the market interest rates affecting the Company’s assets and liabilities indexed by the LIBOR, TJLP (BNDES - Long-Term Interest Rates) or by the CDI (Interbank Deposit Certificates interest rates).

The Company is exposed also to interest rates risk, mainly in the swap contracts that are indexed by the CDI, exchange coupon and several currencies.

c)   Exchange rate risk management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liabilities amounts. The Company’s primary exposures to foreign currency exchange variations are those of the US dollar, Euro and Pound Sterling against the Real. The Company aims to hedge its exposure to foreign currencies through balancing its non-Reais denominated assets against its non-Reais denominated liabilities and using derivative instruments.

Assets and liabilities denominated in foreign currency:

	2005	2004
Cash, cash equivalents and highly liquid investments (short/ long-term)	740,372	231,017
Swap agreements (notional amounts)	154,264	209,157
Short and long-term debt	(1,282,354)	(623,497)
Other operating assets and liabilities	189,295	221,588
	(198,423)	38,265

The Company’s outstanding derivative position on December 31, 2005 is composed by swap contracts receivable indexed by US$ and payable indexed by R$/%CDI, with notional amount of R$154,264 and losses R$ 8,858.

In 2005, the losses on derivatives recognized as interest expenses amounted to R$42,709 (R$27,683 on 2004).

d)        Commodities risk management.

In the normal course of its operations, the Company buys some commodities, mainly grains (corn and soybeans) and hogs for slaughtering - the largest individual component of the Company’s cost.

The price of corn and soybean are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the behavior of the prices of these commodities in the international market, among other factors. The price of hogs purchased from producers is subject to market conditions and are affected by internal offer and levels of demand in the international market, among other aspects.

To reduce the impact of an increase in the price of these raw materials, the Company seeks to protect itself in various ways, including through the eventual use of derivative instruments, but it does this mainly by monitoring its inventory levels. The Company has agreements for the purchase of grains on a “price to set basis”.

As of December 31, 2005 there were no commodities derivatives outstanding and during the period ended on December 31, 2005, the Company has not entered any derivative agreements involving commodities.

e)         Fair value of financial instruments - consolidated

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

	December 31, 20005
	Book Value	Market Value
Cash and equivalents	778,594	778,594
Short/ long-term investments	130,726	133,104
Trade accounts receivable	555,708	555,708
Loans and financing	(1,674,038)	(1,625,060)
Trade accounts payable	(332,573)	(332,573)
Unrealized losses on derivatives	8,858	9,292
	(532,725)	(480,935)

18.  FINANCIAL INCOME (EXPENSES) NET – CONSOLIDATED

	2005	2004
Expenses:
Interest expense	(141,793)	(189,810)
Exchange variation	71,499	40,674
Financial transactions tax (CPMF)	(23,024)	(21,443)
Other expenses	(728)	(5,602)
	(94,046)	(176,181)
Income
Interest Income	53,169	94,124
Exchange variation	(9,165)	(7,419)
Losses from translation effects of investments abroad	(67,868)	(26,003)
Other income (expense)	35,184	(2,310)
	11,320	58,392
Net financial expense	(82,726)	(117,789)

19.  CASH FLOW

	Parent Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04
OPERATING ACTIVITIES
Net Income for the period	361,198	286,410	360,964	295,619
Adjustments to reconcile net income to net cash generated by operating activities:
Depreciation, amortization and depletion	—	—	114,116	101,493
Amortization of goodwill	—	—	3,227	3,778
Equity pick-Up	(360,962)	(284,754)	—	—
Gain (loss) on permanent asset disposals	—	—	(2,381)	972
Deferred income tax	(1,019)	(6)	2,702	22,904
Exchange variations and interest	—	—	62,604	24,129
Changes in operating assets and liabilities:
Trade accounts receivable	—	—	(30,703)	(29,873)
Inventories	—	—	(61,500)	100,273
Trade accounts payable	10	3	(7,171)	(14,881)
Payroll and related charges payable	8,435	11,260	37,376	35,249
Net cash provided by operating activities	7,662	12,913	479,234	539,663

CASH PROVIDED BY INVESTMENT ACTIVITIES
Cash investments	—	—	(112,691)	(351,263)
Net of redemption	—	—	167,308	362,594
Other Investments, net	(4)	—	(21)	(19)
Additions to fixed assets	—	—	(266,293)	(110,547)
Disposal of fixed assets	—	—	12,567	15,796
Business acquisition, net	—	—	(7,930)	—
Additions to deferred charges	—	—	(35,215)	(19,359)
Interest over Company’s capital received	77,495	73,100	—	—
Net cash provided by (used in) investing activities	77,491	73,100	(242,275)	(102,798)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt insurance	—	—	1,913,007	1,384,641
Repayment of debt (principal and interest)	—	—	(1,498,824)	(1,974,872)
Dividends and interest over Company’s capital paid	(85,186)	(86,000)	(85,186)	(86,000)
Net cash provided by (used in) financing activities	(85,186)	(86,000)	328,997	(676,231)

Net increase (decrease) of cash	(33)	13	565,956	(239,366)
At the beginning of the year	61	48	212,638	452,004
At the end of the year	28	61	778,594	212,638

20.  TRANSACTIONS WITH SUBSIDIARIES – PARENT COMPANY

The main transactions between the Company and Subsidiaries that were eliminated from the consolidated financial statements are represented by loans between the Parent Company, Perdigão S.A. and subsidiary Perdigão Agroindustrial S.A. and have been made at usual market conditions and terms as follows: Loans payable of R$7,426 (receivable of R$1,728 as of December 31, 2004); Income in the period of R$2,619 (R$6,081 as of December 31, 2004); Expenses during the period of R$137 (R$16 as of December 31, 2004).

21.  INSURANCE COVERAGE - CONSOLIDATED

The main insurance coverage in effect, considered sufficient to cover possible losses, is as follows: a) named risks, comprising fire, windstorm, lightning, loss of profit, among other risks, on property, plant and equipment and inventories, in the amount of R$1,395,392, b) domestic and international transportation, for which the amounts are calculated based on the registered cargo, and (c) other coverage, including valuables, civil liability and vehicles.

22.  MANAGEMENT AND EMPLOYEES PROFIT SHARING

Subsidiary Perdigão Agroindustrial S.A. entered a Collective Agreement with the unions of the main categories for profit sharing for all its employees, observing performance indicators previously negotiated, including generation of value (MVP – Perdigão More Value), for the executive levels since 2004, being the R$8,600 position classified under other operating results.

Management profit sharing complies with the provisions of the bylaws and approval of the board of directors.

23.  SUPPLEMENTAL RETIREMENT PLAN

Perdigão – Sociedade de Previdência Privada, (a private pension fund), was organized in April 1997; it is sponsored by Perdigão Agroindustrial S.A., and its purpose is to supplement the official retirement benefits for the employees of the Perdigão Companies.

The plan is a defined-contribution plan; therefore, the actuarial method used for determination of benefit levels is that of capitalization of the contributions. As of December 31, 2005, the plan had 19,556 (19,686 as of December 31, 2004) participants and net assets of R$86,816 (R$65,402 as of December 31, 2004). The sponsor contributed R$5,240 for the period (R$4,730 as of December 31, 2004), of which R$4,706 refers to the basic contribution (R$4,202 as of December 31, 2004) and R$534 for past services (R$528 as of December 31, 2004). Current balance of the commitment undertaken at the beginning of the plan arising from past services on behalf of beneficiaries is R$5,717, (R$6,667 as of December 31, 2004), adjusted by the general price index (IGP-DI). This amount shall be paid in the maximum period of 20 years as from the date of the beginning of the plan.

The assets of the plan consist of fixed and variable income funds, shares, debentures and other securities, totaling R$86,805 (R$65,398 as of December 31, 2004).

The contributions, on average, are divided on the basis of 2/3 for the sponsor and 1/3 for the participants, and the actuarial calculations are made by independent actuaries, in accordance with the regulations in force.

INDEPENDENT AUDITORS’ REPORT

To the Management and Shareholders of

Perdigão S.A.

We have audited the accompanying individual balance sheets of Perdigão S.A. (Company) and the consolidated balance sheets of Perdigão S.A. and subsidiaries (Consolidated) as of December 31, 2005 and 2004, prepared in Brazilian currency, and the related individual and consolidated statements of income, shareholders’ equity and changes in financial position for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements.

We have conducted our audits in accordance with generally accepted auditing standards in Brazil and comprised:  (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company and its subsidiaries;  (b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and (c) an assessment of the accounting practices used and significant estimates made by management, as well as an evaluation of the overall financial statement presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the individual financial position of Perdigão S.A. and the consolidated financial position of Perdigão S.A. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations, the changes in their shareholders’ equity and the changes in their financial position for the years then ended, in conformity with the accounting practices adopted in Brazil.

The Cash Flow information as of December 31, 2005 and 2004, elaborated in accordance with accounting practices adopted in Brazil to provide additional information about the Company, even though it is not required as part of the Financial Information. This additional Financial Information has been submitted to audit procedures described in the second paragraph and we are not aware of any material modification which might be effected to present the Financial Statements appropriately in all its relevant aspects jointly analyzed.

São Paulo, January 24, 2006

ERNST & YOUNG

Auditores Independentes S.S.

CRC SP015199/O-6

Luiz Carlos Passetti

Accountant CRC-1-SP-144343/O-3-T-SC-S-SP